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                                                               Exhibit EX-99.p.6

      EQUINOX CAPITAL MANAGEMENT
      CODE OF ETHICS

All employees, Directors and Officers will be required to follow the regulations stated below described in this Code of Ethics, the "Code", as they pertain to employee and employee-related trading. This type of trading should include self-directed activity for yourself, as well as for your spouse, minor children, or any person who lives with you, as well as any other account which you have any direct or indirect beneficial ownership:

      - All employees and related accounts will be restricted from trading in any security traded for ECM clients for the time frame detailed below. Specifically, once a stock is recommended for purchase or sale, it will be restricted for the same type of trade by ECM employees and related accounts. It will be restricted until the buy/sell program has been completed for all ECM clients. A seven-day black-out period between the completion of the trading program for ECM clients and the beginning of the employee program will be in effect. The same practice applies to a stock that is being reweighted in client portfolios, whether it is from a cash addition or withdrawal. If an employee has executed an order within the 7-day black-out period, in front of or behind the trade, prior to their knowledge of a stock recommendation or a client cash addition/withdrawal, the employee/related account execution will stand as long as the client receives the better execution price. If the employee/related account has received a better price, they will need to disgorge the difference to a charity.

      - All employee/related account trading covered by the Code must be approved prior to execution. Trades should be written up on a pre-printed trade ticket, and then signed off by Wendy Lee. If Wendy is not available, Ron Ulrich should sign the ticket. If Ron or Wendy are not available, then Laurie Vicari should sign the ticket. The ticket will then be approved and returned to you. You will not be able to execute your trade until you have received an approved trade ticket. The signed trade ticket completed with execution price should be given back to Laurie Vicari for inclusion in employee trading files, with a copy also given to Wendy Lee. If trades have been entered at a limit and are not executed on the day you received approval, the above procedure will need to be repeated the following day if you wish to complete the order. If the procedure is not repeated and the trade has not been approved, you should cancel the standing order. When seeking approval for a

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            sell order, a brokerage statement dated at least 2 month ends prior to the sale date must be handed in at the same time for inclusion with the order memoranda. When trading while on the road, you will need to fax or email the individuals above, in the order above, with the details of your trade prior to execution. If affecting a sale transaction, you will need to fax the corresponding buy info in order to receive approval. You may not execute the trade until you have heard back via email or fax from the aforementioned individuals that your trade has been APPROVED. You should then fax or email Laurie Vicari with the execution price that day. You will be responsible for writing up a formal trade ticket upon your arrival back to the office to which the fax or email will be attached to. You will not receive approval for new trades if "on the road" trade tickets have not been completed. Please note that again, if entering a limit order, the same rules as above apply with regard to re-entering trade information if the trade is not executed the same day.

      - ECM Compliance must receive copies of all security transaction confirmations and monthly brokerage statements for all employee and employee-related accounts on a timely basis. These documents will then be reviewed and approved by Ron Ulrich. Mutual fund investments in Funds that ECM acts in a sub-advisory capacity for(9) will need to be disclosed, as well as ANY self-directed trading activity in ANY other type of investment, including bond activity for both employee and related accounts. Annual brokerage statements must be received for accounts that have not had any activity during the year and therefore would not generate interim statements. Within 10 days of employment inception, each person shall provide the Compliance Department with a list of security holdings as of the most recent month end for the accounts that they are required to report.

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(9) Funds that Equinox acts as Sub-Adviser for are listed in attached Appendix
A. Employee investments in these Funds are subject to the terms detailed in the Code of Ethics.

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      -     Employees and related accounts are prohibited from profiting in the purchase and sale, or sale and purchase, within 60 calendar days of the same securities, options or any other product defined by the Code that would require authorization prior to trading. Any profits realized on such short-term trades will be subject to disgorgement.

      - Employees and related accounts are prohibited from participating in private placement deals and IPO's.

      - Employees are restricted from serving on the Board of Directors of any company that is publicly traded.

      - Employees are prohibited from accepting gifts having a monetary value over $25, but are allowed to accept gifts such as tickets to sporting events and theater events on an occasional basis, and may accept food gifts as long as they are shared with staff.

      Please note that in addition to filling out quarterly 17-j-1 Forms, you will also be required to sign a yearly attestation letter affirming your knowledge and compliance with the Company's Code of Ethics.

      The above regulations will be strictly enforced, and failure to follow the Code will result in disciplinary action.

                                  APPENDIX "A"

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As stated in the Code of Ethics for Equinox Capital Management:

      ECM Compliance must receive copies of all security transaction confirmations and monthly brokerage statements for all employee and employee-related accounts on a timely basis. These documents will then be reviewed and approved by Ron Ulrich. MUTUAL FUND INVESTMENTS IN FUNDS THAT ECM ACTS IN A SUB-ADVISORY CAPACITY FOR (1) will need to be disclosed, as well as ANY self-directed trading activity in ANY other type of investment, including bond activity for both employee and related accounts. Annual brokerage statements must be received for accounts that have not had any activity during the year and therefore would not generate interim statements. Within 10 days of employment inception, each person shall provide the Compliance Department with a list of security holdings as of the most recent month end for the accounts that they are required to report.

(1) Funds that Equinox acts as Sub-Adviser for are listed in attached Appendix
A. Employee investments in these Funds are subject to the terms detailed in the Code of Ethics.

AS OF 1/1/04 FUNDS THAT EQUINOX CAPITAL MANAGEMENT ACT AS SUB-ADVISER:

VANGUARD WINDSOR II FUND
AB FUNDS TRUST VALUE EQUITY FUND

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